UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Rule 13d-102)
(Amendment No. 1)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

DIGITAL VIDEO SYSTEMS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

25387R407

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25387R407

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenbrook Capital, L.P. EIN: 86-0847279

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 750,172(1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 750,172(1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 750,172(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.3%

12.	Type of Reporting Person (See Instructions) PN

(1)	Includes 192,857 shares issuable upon exercise of warrants

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Glenbrook Capital Management EIN: 86-0848410

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 249,682(2)

	6.	Shared Voting Power 750,172(3)

	7.	Sole Dispositive Power 249,682(2)

	8.	Shared Dispositive Power 750,172(3)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 250,581(2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 2.8%

12.	Type of Reporting Person (See Instructions) CO

(2)	Includes 249,682 shares issuable upon exercise of warrants. Of these warrants, 49,682 are exercisable for units, each unit consisting of one share and one warrant to purchase one additional share.
(3)

Includes 192,857 shares issuable upon exercise of warrants. Shares and warrants held directly by Glenbrook Capital, L.P., a Nevada Limited Partnership, of which Glenbrook Capital Management is one of two General Partners, together with Grover T. Wickersham. Glenbrook Capital Management disclaims beneficial interest in these partnership shares and warrants except as to its pecuniary interest in the partnership, and all such shares and warrants as to which it disclaims beneficial ownership are excluded from Items 9 and 11.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Grover T. Wickersham

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 306,526(4)

	6.	Shared Voting Power 750,172(5)

	7.	Sole Dispositive Power 306,526(4)

	8.	Shared Dispositive Power 750,172(5)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 339,537(6)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11.	Percent of Class Represented by Amount in Row (9) 3.8%(6)

12.	Type of Reporting Person (See Instructions) IN

(4)

Includes 97,342 shares owned by Mr. Wickersham separately or jointly with his wife, including 38,571 shares issuable upon exercise of warrants. In addition, total includes (i) 52,400 shares held by Grover T. Wickersham, P.C., the law firm of which Mr. Wickersham is the principal; (ii) 154,284 shares held by the Grover T. Wickersham, P.C. Employee Profit Sharing Plan, of which Mr. Wickersham serves as the Trustee, including 77,142 shares issuable upon exercise of warrants, and (iii) 2,500 shares owned by a children’s trust for the benefit of Mr. Wickersham’s children, as to which. Mr. Wickersham serves as the Trustee. Mr. Wickersham disclaims beneficial ownership of all such additional securities except to the extent of his pecuniary interest in the professional corporation (law firm) and the law firm’s profit sharing plan. The extent of Mr. Wickersham’s pecuniary interest in the Profit Sharing Plan as of December 31, 2003 cannot be precisely calculated as of the date hereof; therefore, 100% of the securities owned by the Profit Sharing Plan are included in Items 9 and 11. As to the securities owned by the law firm and the Children’s Trust, the shares as to which he disclaims beneficial ownership have been excluded from Items 9 and 11.

(5)

Includes 192,857 shares issuable upon exercise of warrants. All shares and warrants held directly by Glenbrook Capital, L.P., a Nevada Limited Partnership, of which Mr. Wickersham is one of two General Partners, together with Glenbrook Capital Management, a Nevada corporation. Mr. Wickersham disclaims beneficial interest in these partnership shares except as to his pecuniary interest in the partnership, and all such shares as to which he disclaims beneficial ownership are excluded from Items 9 and 11.

(6)

See Notes (4) and (5). Includes 128,210 shares issuable upon exercise of warrants. Number of securities and percentage overstates Mr. Wickersham’s beneficial ownership as to which he has not disclaimed beneficial ownership because his precise pecuniary interest in the law firm Profit Sharing Plan cannot be calculated as of the date hereof thereby necessitating inclusion of 100% of the Profit Sharing Plans’ securities in Items 9 and 11.

Item 1.
	(a)	Name of Issuer DIGITAL VIDEO SYSTEMS, INC.
	(b)	Address of Issuer’s Principal Executive Offices 430 Cambridge Avenue, Suite 110 Palo Alto, CA 94306

Item 2.
(a)

Name of Persons Filing
GLENBROOK CAPITAL, L.P., a Nevada limited partnership
GLENBROOK CAPITAL MANAGEMENT, a Nevada corporation
GROVER T. WICKERSHAM

Glenbrook Capital Management and Grover T. Wickersham are the General Partners of Glenbrook Capital, L.P.

(b)

Address of Principal Business Office or, if none, Residence
Glenbrook Capital, L.P. and Glenbrook Capital Management:
P.O. Box 524
Glenbrook, NV 89413

Grover T. Wickersham
29 Courtfield Road, Flat 11
South Kensington
London  SW7 4DA
ENGLAND

	(c)	Citizenship Nevada as to Glenbrook Capital, L.P. and Glenbrook Capital Management USA as to Grover T. Wickersham
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 25387R407

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Inapplicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of
See Rows 5 through 11 of cover pages.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Inapplicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Inapplicable

Item 8.	Identification and Classification of Members of the Group
Inapplicable

Item 9.	Notice of Dissolution of Group
Inapplicable

Item 10.	Certification
Inapplicable
EXHIBITS
None

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2004

GLENBROOK CAPITAL, L.P.

	By:	/s/ Grover T. Wickersham
Grover T. Wickersham, General Partner

GLENBROOK CAPITAL MANAGEMENT

	By:	/s/ Robert W. Lishman
Robert W. Lishman, President

/s/ Grover T. Wickersham
Grover T. Wickersham